[YAHOO LETTERHEAD]
September 10, 2007

BY EDGAR

Mr. Mark Kronfost, Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, DC 20549

Re:	Yahoo! Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 23, 2007
Form 10-Q for the Fiscal Quarter Ended June 30, 2007
Filed August 8, 2007
File No. 000-28018
Dear Mr. Kronfost:
On August 31, 2007, Yahoo! Inc. (the “Company”) received the Staff’s comment letter dated August 24, 2007, concerning the above referenced Form 10-K and Form 10-Q. The comment letter asks us to provide our written responses within 10 business days or to tell the Staff when we will provide our responses. Through an exchange of telephone messages this week between Robert Plesnarski of O’Melveny & Myers LLP and Staff Accountant David Edgar, we requested an extension of time to devote the appropriate amount of time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the comment letter by no later than September 21, 2007.
The Company hereby represents that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted, Yahoo! Inc.
/s/ BLAKE JORGENSEN
By: Blake Jorgensen
Title:	Chief Financial Officer

cc:	David Edgar, Staff Accountant
Michael A. Murray, Senior Vice President, Finance
and Chief Accounting Officer
Stephanie I. Splane, VP, Corporate Legal Affairs
and Deputy General Counsel
Robert T. Plesnarski, O’Melveny & Myers LLP